

10032500

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
NOV 22 2010
WASH., D.C.
211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30994

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 09/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capstone Asset Planning Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5847 San Felipe, Suite 4100
(No. and Street)

Houston	TX	77057
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carla Homer, Treasurer — 713 260-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Evans II, John B.
(Name – *if individual, state last, first, middle name*)

Three Riverway, Suite 120	Houston	TX	77056-1909
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 12/08

OATH OR AFFIRMATION

I, Carla Homer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capstone Asset Planning Company, as of September 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


LINDA EDNEY
My Commission Expires
March 31, 2012

Carla Homer
Signature

Treasurer
Title

Linda Edney
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPSTONE ASSET PLANNING COMPANY

ANNUAL AUDITED REPORT
FORM X-17A-5

SEPTEMBER 30, 2010

CAPSTONE ASSET PLANNING COMPANY

CONTENTS

John B. Evans II CPA
3 Riverway, Ste 120
Houston, Texas 77056

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder of
Capstone Asset Planning Company
Houston, Texas

I have audited the accompanying balance sheet of Capstone Asset Planning Company ("CAPCO") (a Delaware Corporation) as of September 30, 2010 and the related statements of income and retained earnings, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capstone Asset Planning Company as of September 30, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



Houston, Texas
November 16, 2010

CAPSTONE ASSET PLANNING COMPANY

BALANCE SHEET

As of September 30, 2010

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 152,182
Commissions receivable	35,323
Other	1,124
Total assets	$ 188,629

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Commissions payable and accrued expenses	$ 23,274
Due to affiliate, parent	355
Total liabilities	23,629
STOCKHOLDER'S EQUITY	
Capital stock - Common, $5 par value; 5,000 shares authorized, issued and outstanding	25,000
Additional paid-in capital	110,000
Retained earnings	30,000
Total stockholder's equity	165,000
Total liabilities and stockholder's equity	$ 188,629

See accompanying notes

CAPSTONE ASSET PLANNING COMPANY

STATEMENT OF INCOME AND RETAINED EARNINGS

Year ended September 30, 2010

INCOME	
Commissions, primarily under 12b-1 distribution plans	$ 319,960
EXPENSES	
Registration fees and compliance costs	31,932
Costs related to 12b-1 distribution plans	268,531
Promotional expenses	9,145
Audit and legal expenses	8,932
Taxes and other expenses	1,020
Total expenses	319,560
NET INCOME	-
RETAINED EARNINGS	
Beginning of year	30,000
End of year	$ 30,000

See accompanying notes

CAPSTONE ASSET PLANNING COMPANY

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended September 30, 2010

	Shares	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance at September 30, 2009	5,000	$25,000	$110,000	$30,000	$165,000
Additions/Deductions	-	-	-	-	-
Net Income				-	-
Balance at September 30, 2010	5,000	$25,000	$110,000	$30,000	$165,000

See accompanying notes

CAPSTONE ASSET PLANNING COMPANY

STATEMENT OF CASH FLOWS

Year ended September 30, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ -
Adjustments to reconcile net income to net cash provided by (used for) operating activities	
(Increase) decrease in	
Commissions receivable	21,983
Other	(244)
Increase (decrease) in	
Commissions payable and accrued expenses	(9,235)
Due to affiliate	(8,371)
Net cash used for operating activities	4,133
CASH AND CASH EQUIVALENTS	
Beginning of year	148,049
End of year	$ 152,182

See accompanying notes

CAPSTONE ASSET PLANNING COMPANY

NOTES TO FINANCIAL STATEMENTS

September 30, 2010

---

(1) SIGNIFICANT ACCOUNTING POLICIES

Organization

Capstone Asset Planning Company (***"CAPCO"***), (a Delaware Corporation), a wholly-owned subsidiary of Capstone Financial Services, Inc. (***"CFS"***), primarily serves as the Distributor for Capstone-sponsored investment companies.

Accounting Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"), management makes estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the period. Since management's judgment includes making estimates concerning the likelihood of future events, the actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments which potentially subject CAPCO to concentrations of credit risk consist principally of cash. CAPCO maintains its cash balances with financial institutions which maintain high credit ratings. Generally, cash balances do not exceed the FDIC insurance limits.

CAPCO is engaged in various trading activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, CAPCO may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

Revenue Recognition

Commissions relating to 12b-1 plans and sales charge revenues are recorded on an accrual basis.

Income Taxes

CAPCO provides for income taxes in accordance with the provisions of U.S. GAAP which requires an asset and liability approach for financial accounting and reporting for income taxes.

CAPCO's taxable income and deductions are included in the consolidated federal return filed by CFS. Pursuant to a tax allocation agreement with CFS, CAPCO calculates its federal income tax liability as if it filed a separate company tax return.

(2) COMMISSION REVENUE

CAPCO is the Distributor of the shares of Capstone Series Fund, Inc. ("CSF"), Steward Funds, Inc. ("SFI") and Capstone Church Capital Fund ("CCF") under distribution agreements with each fund. CCF shares are sold with a sales commission; CAPCO received approximately $11,000 in commissions during 2010. CSF and SFI shares are sold without sales charges. CSF and SFI have distribution plans pursuant to Rule 12b-1 under the Investment Company Act of 1940. Under these plans, the Company received payments during the year ended September 30, 2010 of approximately $199,200 for distribution, marketing and servicing of the Funds' shares. CAPCO has selling agreements with certain unaffiliated investment companies from which CAPCO received approximately $48,000 during the year ended September 30, 2010.

(3) RELATED PARTY TRANSACTIONS

Certain distribution and marketing expenses of CAPCO were incurred and paid by Capstone Asset Management Company ("CAMCO"), an affiliate of CAPCO. CAMCO, pursuant to the terms of the service agreement between CAPCO and CAMCO, charged CAPCO approximately $64,758 for such distribution and marketing expenses during the year ended September 30, 2010. At September 30, 2010, $355 was payable to CAMCO. During the year ended September 30, 2010, CAPCO received administrative service plan income of $61,086 from affiliated investment companies, all of which was paid to an unrelated service provider. During the year ended September 30, 2010, CAPCO received commissions and distribution fees from affiliated investment companies as described in Note 2 above.

(4) NET CAPITAL REQUIREMENTS

CAPCO is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2010, CAPCO had net capital, as defined, of $128,553 which was $103,553 in excess of the required minimum net capital of $25,000. CAPCO's percentage of aggregate indebtedness to net capital was 18% at September 30, 2010.

(5) SUBORDINATED LIABILITIES

CAPCO had no subordinated liabilities at any time during the year ended September 30, 2010. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended September 30, 2010.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

Capstone Asset Planning Company

Supplemental Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

September 30, 2010

Net Capital:		
Total stockholder's equity	$	165,000
Reductions and charges:		
Nonallowable assets:		
Receivables form brokers or dealers	$	35,323
Other assets	$	1,124
Total nonallowable assets and charges, net	$	36,447
Net capital before haircuts on securities positions	$	128,553
Haircuts on security positions	$	-
Net capital	$	128,553
Aggregate indebtedness	$	23,629
Percent of aggregate indebtedness to net capital	18%	
Computation of basic net capital requirement		
Minimum net capital requirement (greater of 6-2/3% of aggregate indebtedness or $25,000)	$	25,000
Excess net capital	$	103,553

There were no differences between the net capital shown above and the net capital shown on CAPCO's FOCUS II A as of September 30, 2010.

Capstone Asset Planning Company

Supplemental Schedule II

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

September 30, 2010

CAPCO is exempt from the possession, control and reserve requirements under paragraph (k)(1) of Rule 15c3-3.

Independent Registered Public Accounting Firm's Report on Internal Control

John B. Evans II CPA
3 Riverway, Ste 120
Houston, Texas 77056

Independent Registered Public Accounting Firm's Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Shareholder of Capstone Asset Planning Company

In planning and performing my audit of the financial statements and supplemental schedules of Capstone Asset Planning Company ("CAPCO") (a Delaware Corporation) for the year ended September 30, 2010, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), I have made a study of the practices and procedures followed by CAPCO, including tests of compliance with such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) related to the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c-3-3.

Because CAPCO does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by CAPCO related to the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of CAPCO is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph above. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the second paragraph, and to assess whether those practices and procedures can be expected to achieve the Commissions' above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which CAPCO has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph above.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relative low level the risk that error or fraud in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that CAPCO's practices and procedures were adequate at September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of CAPCO's Board of Directors and management, the SEC, and the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Houston, Texas
November 16, 2010